Solicitors and International Lawyers

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www.shearman.com | Telephone +852.2978.8000 | Facsimile +852.2978.8099

PARTNERS
Matthew D. Bersani Lorna Xin Chen Peter C.M. Chen Colin Law	Kyungwon Lee Paul Strecker Shuang Zhao

via edgar	March 15, 2013

Re:	Tsingda eEDU Corporation

Amendment No.1 to Schedule 13E-3
Filed on March 1, 2013 by Tsinga eEDU Corporation, TEC Merger Sub, MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Jintao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li
File No. 005-85496

Larry Spirgel

David F. Duchovny

Celeste M. Murphy

Brandon Hill

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel, Mr. Duchovny, Ms. Murphy and Mr. Hill:

On behalf of Tsingda eEDU Corporation., a Cayman Island company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 7, 2013 with respect to the amendment no.1 to the Schedule 13E-3, File No. 005-85496 (“Schedule 13E-3 Amendment No.1) filed by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 are references to the page numbers in the amendment no.2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment No.2”) filed concurrently with the submission of this letter. In addition, marked copies of the Schedule 13E-3 Amendment No.2

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MILAN | MUNICH | NEW YORK
PALO ALTO | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS

to show changes between the Schedule 13E-3 Amendment No.2 and the Schedule 13E-3 Amendment No.1 are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment No.2.

To the extent any response relates to information concerning any of Tsinga eEDU Corporation, TEC Merger Sub, MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Jintao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li, such response is included in this letter based on information provided to us by such entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment No.2 in response to the Staff’s comments.

* * *

The Filing Persons’ Position on the Fairness of the Merger, page 4

1.	We note your response to comment 3 from our letter dated February 21, 2013. Please revise your disclosure to reflect that the filing persons also considered actual and potential conflicts of interests between the filing persons and the public stockholders and failure to obtain a fairness opinion as negative factors concerning the merger.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 6.

Background of the Transaction, page 9

2.	We note your response to comment 7 from our letter dated February 21, 2013. Please expand your disclosure to provide context for your disclosure that the “Rollover Shareholders considered and tried to list the Ordinary Shares on national stock exchanges.” Your revised disclosure should address when and where you applied to have your stock listed, a description of the application process and whether your listing was rejected by the relevant exchange or you chose to abandon the application process.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 9.

3.	We note your response to comment 8 from our letter dated February 21, 2013. Please expand your disclosure of the factors that the filing persons took into consideration in assessing the merger. For example, explain how “the expected slowdown of China’s economy,” “increasing competition in China’s education industry,” and the “descending trend of the trading prices of China-based, U.S. listed companies” each contributed to the filing persons decision to pursue the merger at this time. This discussion should clarify how the filing persons believe these factors will specifically affect your business and operations. You should also consider whether these factors should also be addressed in your “Reasons” section.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on pages 18 and 19. These factors are not addressed in the “Reasons” section because the Filing Persons do not believe that these factors are reasons or benefits of taking the Company private.

Reasons, page 11

4.	We reissue comment 9 from our letter dated February 21, 2013. We acknowledge that the liquidity provided by the proposed merger appears to be a potential benefit for the public stockholders. However, it is unclear to us why the filing persons would consider providing liquidity for the public stockholders as a benefit to the filing persons in considering a going private transaction.

In response to the Staff’s comment, the Filing Persons have removed this factor. Please refer to page 12.

Factors Considered in Determining Fairness, page 17

5.	We note your response comment 12 from our letter dated February 21, 2013 and reissue in part. Your revised disclosure states your belief that the price paid by MA Platform is indicative of the value of shares at the current time but fails to explain why you believe the value of the company’s stock has declined since 2011. We note your disclosure that the trading prices of China-based, U.S. listed companies are descending, but that disclosure does not address why you believe your stock price has declined. Please expand your disclosure to address specifically the trends in your business or operations that support the lower per share price reflected in the recent MA Platform transactions. Alternatively, provide a more detailed analysis of industry and market trends that would support this lower per share valuation. This discussion should specifically address your financial performance, including the increase in net income and net assets from 2009 to 2011.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on pages 18 and 19.

6.	We note your response to comment 14 from our letter dated February 21, 2013. It is still unclear to us how the absence of firm offers supports your belief that the merger and the consideration of $2.30/share are fair to unaffiliated shareholders. Instruction 2 to Item 1014 of Regulation M-A discusses certain procedural and substantive factors that are important in determining the fairness of a transaction to unaffiliated stockholders, including whether the consideration offered to stockholders constitutes fair value. Please revise your disclosure to clarify whether you believe the absence of firm third-party offers supports your belief that the merger is procedurally or substantively fair and your basis for that belief.

In response to the Staff’s comment, the Filing Persons have removed this factor. Please refer to pages 5 and 18.

7.	We note your response to comment 15 from our letter dated February 21, 2013. In your response, you state that the filing persons took the cost savings of going private in account in determining the merger consideration. However, elsewhere, you state that the merger consideration is based in part on the price paid by MA Platform in its two most recent acquisitions of your ordinary shares. Please revise your disclosure to specify how you considered these cost saving in determining the merger consideration and how these savings relate to the price paid by MA Platform in its most recent acquisitions of your shares.

The Filing Persons respectfully advise the Staff that, after reconsideration, the Filing Persons believe that the fact the privatization of the Company will result in cost savings and that the Filing Persons will be the sole beneficiaries of these cost savings after the merger is a negative factor and accordingly, the Filing Persons have revised relevant disclosure on page 19.

8.	We note your response to comment 16 from our letter dated February 21, 2013. Please expand your disclosure to explain how “the potential negative impact of an exercise of dissenters’ rights” affected your decision to offer the merger consideration. Also, clarify whether appraisal process under Cayman law serves as a judicial examination of the merger consideration with respect to the dissenting security holder or as to all security holders (thus potentially delaying your efforts to complete the merger and your ability to pay for subject shares).

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 19.

9.	Given that you have not performed a financial analysis of your going concern value, please explain the basis for your statement “the Filing Persons believe that the Merger Consideration is reflective of TEC’s going concern value” on page 19.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on page 19.

Plans, page 31

10.	We reissue comment 23 from our letter dated February 21, 2013.

In response to the Staff’s comment, the Filing Persons have revised the relevant disclosure on pages 31 and 32.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, TEC Merger Sub, MA Platform, Inc., Tsing Da Century Education Technology Co., Ltd., Zhang Hui, Liu Jintao, Yangyi Yu, Ji Qing Wang, Capvent Asia Consumption Co-Investment Fund Ltd, Yun Hui Yu, Yu Sheng, Kang Chungmai, Zhang Meng Kung, Yang Fanbin, Feng Chengxiang and Li Li, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852.2978.8002 or shuang.zhao@shearman.com.

Very truly yours,

By:	/s/ Shuang Zhao
Name: Shuang Zhao

cc: Zhang Hui, chairman, chief executive officer and president of Tsinga eEDU Corporation

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 Amendment No.2 filed by the Company:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TSINGDA EEDU CORPORATION

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Chairman and Chief Executive Officer

TEC MERGER SUB

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

MA PLATFORM, INC.

By:	/s/Masaki Murata
Name: Masaki Murata
Title: President

TSING DA CENTURY EDUCATION TECHNOLOGY CO., LTD.

By:	/s/ Zhang Hui
Name: Zhang Hui
Title: Director

ZHANG HUI

/s/ Zhang Hui

LIU JUNTAO

/s/ Liu Juntao

YANGYI YU

/s/ Yangyi Yu

A-1

JI QING WANG

/s/ Ji Qing Wang

CAPVENT ASIA CONSUMPTION CO-INVESTMENT FUND LTD

By:	/s/ Thomas Clausen
Name: Thomas Clausen
Title: Director

YUN HUI YU

/s/ Yun Hui Yu

YU SHENG

/s/ Yu Sheng

KANG CHUNGMAI

/s/ Kang Chungmai

ZHANG MENG KUNG

/s/ Zhang Meng Kung

YANG FANBIN

/s/Yang Fanbin

FENG CHENGXIANG

/s/ Feng Chengxiang

LI LI

/s/ Li Li
A-2